Caterpillar Financial Services Corporation
2120 West End Ave.
Nashville, TN 37203

May 5, 2021

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:    Notice of disclosure filed in Caterpillar Financial Services Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 under Section 13(r) of the Securities Exchange Act of 1934.

Ladies and Gentlemen:

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Caterpillar Financial Services Corporation has included a disclosure involving limited and lawful dealings with the Federal Security Service of Russia in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, which was filed with the U.S. Securities and Exchange Commission on May 5, 2021.

Sincerely,

/s/Jennifer K. Schott
Jennifer K. Schott
Secretary